Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

February 12, 2016

Exhibit 99.1

Diebold, Incorporated

North Canton, Ohio, United States of America

Announcement pursuant to section 23 para. 1 sentence 1 no. 1 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz, WpÜG)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

On February 5, 2016, Diebold, Incorporated, North Canton, Ohio, United States of America (the “Bidder”) has published the offer document for its voluntary public takeover offer in the form of a combined cash and exchange offer (“Takeover Offer”) to the shareholders of Wincor Nixdorf Aktiengesellschaft, Paderborn, Germany (“Wincor Nixdorf”) regarding the acquisition of all of their no-par value bearer shares in Wincor Nixdorf each with a notional interest in the share capital of EUR 1.00 (ISIN: DE000A0CAYB2) (“Wincor Nixdorf-Shares”) for a consideration of EUR 38.98 in cash and 0.434 shares of the Bidder (ISIN: US2536511031) for each Wincor Nixdorf-Share. The acceptance period for this Takeover Offer expires on March 22, 2016 at 24.00 hours (CET), unless extended pursuant to applicable law. In case of a settlement of the Takeover Offer, tendered Wincor Nixdorf-Shares will be transferred pursuant to the terms of the offer document directly from the tendering shareholders of Wincor Nixdorf to Diebold Holding Germany Inc. & Co. KGaA, a wholly-owned subsidiary of the Bidder.

1.	As of February 12, 2016, 14:00 hours (CET) (“Reference Date”) the Takeover Offer has been accepted for a total of 89,015 Wincor Nixdorf-Shares. This corresponds to approximately 0.27 % of the share capital and voting rights of Wincor Nixdorf.

2.	As of the Reference Date, the Bidder held no Wincor Nixdorf-Shares directly. This corresponds to 0 % of the share capital and voting rights in Wincor Nixdorf.

3.

As of the Reference Date, the Diebold Incorporated Pension Master Trust, a person acting jointly with the Bidder within the meaning of section 2 para. 5 sentence 1 and 3 of the German Securities Acquisition and Takeover Act, held 4,100 Wincor Nixdorf-Shares (4,100 Wincor Nixdorf-Shares thereof were already held at the date of publication of the

Takeover Offer). This corresponds to 0.012 % of the share capital and voting rights in Wincor Nixdorf which will be attributed to the Bidder in accordance with section 30 para 1 sentence 1 no. 1 sentence 3 of the German Securities Acquisition and Takeover Act.

4.	As of the Reference Date, the Wincor Nixdorf Facility GmbH, a subsidiary of Wincor Nixdorf, a person acting jointly with the Bidder within the meaning of section 2 para. 5 sentence 1 of the German Securities Acquisition and Takeover Act, held 3,268,777 Wincor Nixdorf-Shares (3,268,777 Wincor Nixdorf-Shares thereof were already held at the date of publication of the Takeover Offer) (“Treasury Shares”). This corresponds to approximately 9.88 % of the share capital and voting rights in Wincor Nixdorf. Wincor Nixdorf Facility GmbH is a wholly owned, indirect subsidiary of Wincor Nixdorf. Therefore, in accordance with sections 71b, 71d sentences 2 and 4 of the German Stock Corporation Act (Aktiengesetz, AktG), Wincor Nixdorf Facility GmbH is not entitled to any rights arising out of these Treasury Shares. Wincor Nixdorf and Wincor Nixdorf Facility GmbH entered into a Blocked Account and Non-Tender Agreement with the Bidder in which they agreed, among others, not to tender the Treasury Shares in the course of the Takeover Offer.

5.	In addition, as of the Reference Date, neither the Bidder nor any person acting jointly with the Bidder within the meaning of section 2 para. 5 of the German Securities Acquisition and Takeover Act nor their subsidiaries held Wincor Nixdorf-Shares nor were any additional voting rights of Wincor Nixdorf-Shares attributed to them in accordance with section 30 of the German Securities Acquisition and Takeover Act. Further, as of the Reference Date, neither the Bidder nor any person acting jointly with the Bidder within the meaning of section 2 para. 5 of the German Securities Acquisition and Takeover Act nor their subsidiaries held neither directly nor indirectly any instruments within the meaning of section 25 of the German Securities Trading Act (Wertpapierhandelsgesetz, WpHG) and therefore held no further, in accordance with sections 25, 25a of the German Securities Trading Act reportable, voting rights in relation to Wincor Nixdorf.

The total number of Wincor Nixdorf-Shares and voting rights of the Bidder arising out of Wincor Nixdorf-Shares for which the Takeover Offer was accepted until the Reference Date plus Wincor Nixdorf voting stock (i.e. excluding Treasury Shares) held by the Bidder and any jointly acting person with the Bidder within the meaning of section 2 para. 5 of the German Securities Acquisition and Takeover Act or their subsidiaries amounts to 93,115 Wincor Nixdorf-Shares This corresponds to approximately 0.28 % of the share capital and voting rights in Wincor Nixdorf.

North Canton, February 12, 2016

Diebold, Incorporated

IMPORTANT NOTICE FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold, Incorporated (“Diebold”) has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the Takeover Offer. In addition, on February 4, 2016, the German Federal Financial Supervsiory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the offer document in German in connection with the Takeover Offer. Diebold has published the German offer document on February 5, 2016.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, upon request, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf-Shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Exhibit 99.2

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT DBD—Q4 2015 Diebold Inc Earnings Call EVENT DATE/TIME: FEBRUARY 11, 2016 / 1:30PM GMT OVERVIEW: Co. reported 4Q15 non-GAAP EPS of $0.78. Expects 2016 as reported revenue growth to be relatively flat or up 2-4% in constant currency and non-GAAP EPS to be approx. $1.55-1.70. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 11, 2016 / 1:30PM, DBD - Q4 2015 Diebold Inc Earnings Call

CORPORATE PARTICIPANTS

Steve Virostek *Diebold - VP and Chief Communications Officer*

Andy Mattes *Diebold - President and CEO*

Chris Chapman *Diebold - SVP and CFO*

CONFERENCE CALL PARTICIPANTS

Gil Luria *Wedbush Securities - Analyst*

Justin Bergner *Gabelli & Company - Analyst*

Joe Radigan *KeyBanc Capital Markets - Analyst*

Matt Summerville *Alembic Global Advisors - Analyst*

Joan Tong *Sidoti & Company - Analyst*

Kartik Mehta *Northcoast Research - Analyst*

Saliq Khan *Imperial Capital - Analyst*

PRESENTATION

Operator

Good day, everyone. Welcome to Diebold Incorporated's fourth-quarter 2015 full-year financial results conference call. At this time for opening remarks and introductions I would like to turn the call over to Vice President and Chief Communications Officer, Steve Virostek. Please go ahead.

Steve Virostek - *Diebold - VP and Chief Communications Officer*

Thank you, Jennifer, and I would like to welcome all of our participants to Diebold's fourth-quarter and year-end earnings call for 2015. Joining me today are Andy Mattes, President and CEO, and Chris Chapman, Senior Vice President and Chief Financial Officer.

During today's webcast we'll be referring to slides which have been to the posted to the IR page of Diebold.com and a replay of our webcast will also be available later today on the website.

Our discussion today will focus on results from continuing operations, unless otherwise noted. Please keep in mind that the results from our North American electronic security business are included in income from discontinued operations. We have finalized the divestiture of this business on February 1 of 2016.

On slide 2, Diebold's presentation includes non-GAAP financial measures which we believe provide a helpful indicator of the company's baseline performance. We have provided a reconciliation of these metrics to their respective and most directly comparable GAAP metrics in our supplemental materials.

Slide number 3 contains a reminder that certain comments made during the webcast may be characterized as forward-looking statements. There are a number of factors that could cause actual results to differ materially from these statements and additional information on these factors is contained in the company's SEC filings. Please keep in mind that forward-looking information discussed is only current as of today and subsequent events may render certain information out of date.

Slide 4 encourages investors and shareholders to read our Form S-4 Registration Statement and offer document which pertains to Diebold's offer to acquire all outstanding shares of Wincor Nixdorf. These documents are available on the websites listed on this slide.

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FEBRUARY 11, 2016 / 1:30PM, DBD—Q4 2015 Diebold Inc Earnings Call Andy Mattes—Diebold—President and CEO Thanks Steve. Good morning and welcome. Thank you for joining us today. I will try to do my best to make it through the call without coughing too much and if I do I apologize upfront, as I’m battling a pretty nasty cold. As a think about 2015, a few key areas stand out. First, as part of our transformation strategy, we set out to increase our mix of higher value services and software business. For the year, we increased services revenue 4% in constant currency with solid contributions from managed and multi vendor services. We continue to drive efficiencies across this business as demonstrated by our non-GAAP service gross margin expansion of 150 basis points. This also drove total gross margin expansion of 90 basis points on a non-GAAP basis. Additionally, we signed service deals with more than $350 million of total contract value during the year, which will contribute to our services revenue growth over the next several years. We expanded our service base, by winning new multi vendor contracts with two of the largest banks in the United States and in Mexico. We now have more than 12,000 competitive units under service contract giving us a solid platform to continue growing this business. These results give me confidence that our services-led, software-enabled strategy is bearing fruit and we expect services and software to exceed 60% of our total revenue in 2016. Next, our leadership team made significant strides to reshape our portfolio of businesses and build a platform for future growth. Strategically, this was an unprecedented year for Diebold. We launched our next-generation platform which is the most modern solution set in our industry. Following the integration of Phoenix our software road map has progressed extremely well and we are establishing our leadership and multi vendor software as demonstrated by wins at Westpac in Australia, Banorte in Mexico and our first wins in a North America regional bank space. We divested our North America electronic security business to a strategic partner enabling a very smooth transition for our customers and allowing us to gain more focus on the great opportunities in the self-service space. We also formed a new joint venture for self-service solutions in China with Inspur, and $8 billion leading provider of IT solutions and cloud-based services in the country and of course, we are working to complete the pending business combination transaction with Wincor Nixdorf. I will talk more about Inspur and provide an update on Wincor later in my comments. 2015 was a challenging year in many respects. In China, the impact of government’s buy local initiative, intensified dramatically as the year progressed bringing new product activity for multinational players essentially to a halt. We clearly needed a new approach and we are proud to be the first company in our industry to announce a potential solution to this challenge. Our recently announced joint venture with Inspur in which we hold a minority position will focus on product innovation, consisting of ATM technology and Inspur’s non-cash solutions and manufacturing. This puts Diebold in a much better position to compete for product business in the second half of 2016 and continues the momentum we’re building in growing services in China where revenue increased in the mid-single digits in 2015. In Brazil, we took action early in the year in anticipation of the worsening political and business climate and a significant decline in the cyclical Brazil other business. We rolled up our Brazil operations into the Latin America region, brought on new country leadership, and reduced our cost structure. In the second half of the year, we narrowed the scope of our Brazil other business by eliminating government IT equipment contracts from the mix. Despite this difficult environment, we maintained our leadership position in the market, won our way back into Bradesco, which is Brazil’s second-largest private bank and grew FSS revenue in the mid-single digits in constant currency. Despite global headwinds, our FSS business out-performed the competition with revenue growth of 4% in constant currency. We also close the year with our backlog up double digits in constant currency during primarily by large branch transformation projects. And we were able to deliver non-GAAP EPS growth of approximately 9% due to a more favorable tax rate, cost actions, and incremental restructuring activities. 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 11, 2016 / 1:30PM, DBD - Q4 2015 Diebold Inc Earnings Call

From a free cash flow perspective, the company's performance fell well short of our expectations. However, we have plans in place to recover in 2016. Chris will cover free cash flow in more detail during his commentary.

Looking at our progress in delivering innovation, we continue to develop and evolve our portfolio solutions to meet the industry's growing need for branch transformation. In 2015, we completed the rollout of our NextGen self-service platforms. The new line currently has been certified in about half of the countries in which we do business. Looking to 2016, we expect the NextGen line will drive more than one-third of our product revenue.

The company also introduced a number of new innovative concepts during the year piloting new transaction technology with Citi and displaying a cashless, mobile self-service concept for the retail market at the NRF show in January. This is just one way we are leveraging our self-service capabilities to expand our market potential. Another recent innovation, our ActivEdge card skimming solution is a great example of something that started as a simple idea that's now growing in customer and consumer interest in North America, Europe, and Latin America.

Now let's turn to our business mix overview on slide 8. My comments will focus on the core service business which now excludes the North America electronic security business. We feel the strategic path we are taking with the company is the right one. Given all the success we've had in growing services and software, as a percentage of revenue, we are increasing our midterm target to be 65% of total revenue with service gross margin being around 35%.

Turning to the geography overview on slide 9, my comments will focus on financial self-service. Total FSS orders in constant currency were flat for the year and down 8% in the quarter. Excluding China and Brazil orders in constant currency increased 4% for the year. In North America, orders were relatively flat for the year featuring strength in national accounts. In the fourth quarter FSS orders were down 6% in constant currency as growth in services was more than offset by a decline in product orders primarily attributable to Windows 7 upgrade activity in the prior year period.

We worked our way back into two of the largest banks in the US. During the quarter, we continued to see more major account activity evidenced by a recent win with a top three US bank for more than 1,500 branch transformation terminals. Our first Phoenix wins in the regional bank space represent another important milestone demonstrating the market acceptance of our new software portfolio.

As I look to 2016, I'm encouraged by the opportunities in our North America business. Our new leadership team in the region is translating our services led software enabled strategy into tangible wins. North America is now leading the way as our mix of business in this region grew to approximately 70% services and software in 2015. Additionally, we're going into the year with a strong product order backlog which grew 6%.

Looking at EMEA, orders were up double digits in constant currency for the year with strength across the region. We have sustained growth in Europe with strong momentum in key countries and we are encouraged to see growth in regions where we made recent investments such as the Middle East and Africa. For the fourth quarter, orders were up 7% in constant currency, led by strong double-digit growth in services and low single-digit growth in products.

During the quarter, we continued to expand our market presence in the UK by signing a product and services agreement with Barclays. We also significantly expanded our relationship with Unicredit where over the next three years, we will deploy 400 recycling units and 700 cash dispensers across southern Europe. In South Africa, Diebold was awarded a contract for cash dispensers, recycling units and related maintenance services by Capitec Bank, one of the fastest-growing banks in that country. We also signed a contract with the National Bank of Pakistan to upgrade their fleet with 500 NextGen ATMs with full maintenance services.

For EMEA in 2016, we anticipate continued growth in Western Europe, driven by the maturity of the installed fleet in the market and our differentiated services. We see solid demand in the Middle East and Africa driven by banking expansion and the need for greater automation and innovation. We're also experiencing an emerging trend of large financial institutions considering outsourcing their ATM networks.

Moving onto Asia Pacific, orders for the year were heavily impacted by China. While product orders declined more than 35%, we are encouraged to see continued growth and services and software for the region which were up double digits for the year in constant currency. In the fourth quarter, Diebold partnered with the largest bank in Singapore to help drive financial inclusion by providing the first ATMs capable of delivering

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services to visually impaired consumers in that country. As I mentioned earlier, we expect our joint venture with Inspur to enhance our competitive position in the Chinese product market starting in the second half of 2016. FEBRUARY 11, 2016 / 1:30PM, DBD—Q4 2015 Diebold Inc Earnings Call In Latin America, we delivered another solid year with FSS orders of 10% in constant currency boosted by strength in Mexico. Doing business once again with Bradesco is a highlight in the year in Brazil where we are deploying deposit automation solutions. We also signed a large services contract with another major bank in Brazil to provide maintenance services for their fleet. In the fourth quarter, Diebold received an order from Davivienda for 300 NextGen ATMs and an accompanying Integrated Services contract for branches in El Salvador, Honduras, and Costa Rica. Looking at 2016 we expect Latin America to continue leading the way in deploying our NextGen branch automation and recycling solutions. We also anticipate our managed services business will grow based on new contract wins in 2015. Our revenue outlook for 2016 is supported by an order for voting machines in Brazil. Before I walk you through our 2016 guidance, let me provide a brief update on the Wincor Nixdorf business combination. Last week we launched a takeover offer to Wincor shareholders. The offer document is on file with BaFin, the German regulator and is available on our website along with links to the prospectus in our Form S-4 registration statement, which the SEC has declared effective. In addition, we continue to make progress with filing for antitrust regulatory approvals in accordance with the timeframe noted in our public filing. While there is more work to do I feel good about the progress we have made and we are targeting finalizing this transaction in the summer of this year. We are very excited about the combination with Wincor Nixdorf as we continue to see tremendous upside in this deal. The customer feedback we’re receiving is very positive. The near-term growth opportunities in our industry are happening in the developed markets. This combination gives us fighting weight in those markets on both sides of the Atlantic so the timing couldn’t be better. It’s a great opportunity for our customers, for both companies, and their respective shareholders. Now looking at our 2016 guidance. This will be a year in which we have major M&A pieces pending or in process which makes it difficult to provide guidance. What we want to do today is give you a good sense of our ongoing business activities excluding the recently divested North America electronic security business and including our China joint venture which we expect to be in place in the second quarter. Any effect from the pending business combination with Wincor Nixdorf is not included in our guidance. We feel very good about our growth prospects in North America and in EMEA in 2016 as demand continues to be fueled by branch transformation which drives a higher level of services and software content. Given the continued challenges in some of the emerging markets, combined with the continued strength of the US dollar, we expect total revenue to be relatively flat as reported but growing 2% to 4% in constant currency. Non-GAAP EPS from continuing operations is anticipated to be between $1.55 to $1.70. Chris will elaborate more on the outlook in his commentary. In summary, we advanced our services led software enabled strategy with measurable results in 2015. We introduced new innovative solutions to the marketplace and made key strategic decisions that will dramatically change our profile moving forward. While we still have a lot of heavy lifting in front of us, as we transform the company, our outlook benefits from a solid book of business and continued growth in services and software globally. We’re driving our industry transformation through collaborative innovation and we are creating a runway for growth moving forward. With that I will turn the call over to Chris. Chris Chapman—Diebold—SVP and CFO Thanks, Andy. And good morning everyone. I will start off by walking through our fourth-quarter and full-year financial performance and then provide an update on our 2016 outlook. Before I begin, just a reminder that all results we will be covering are from continuing operations unless otherwise noted. The impact of the divested North America electronic security business is included in the income from discontinued operations, net of tax line in the income statements for all periods presented. Additionally, these assets and liabilities of the business are classified as held for sale in the company’s condensed consolidated balance sheet for all periods presented. 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Starting on slide 12. In the fourth-quarter total revenue as reported was down 21% compared to the prior year period and down 13% in constant currency. Currency headwinds negatively impacted total revenue by approximately 8% with the Brazil real and the euro having the most significant FEBRUARY 11, 2016 / 1:30PM, DBD—Q4 2015 Diebold Inc Earnings Call impact. Excluding the effects of currency, the main drivers of this change were lower volume in Brazil other, slower product sales in China, and a difficult compare in North America resulting from deposit automation rollouts with large national accounts in the previous year. The decline in product revenue was partially offset by growth in our services business. Looking at our regional segments, EMEA revenue increased nearly 8% in constant currency led by a double-digit improvement in service revenue and product growth in the low-single digits. Asia-Pacific and Latin America excluding the Brazil other business, were both down approximately 15%, while North America decreased approximately 10%. For the full year 2015 excluding Brazil other, total revenue increased 3% in constant currency primarily driven by a 4% service revenue increase. Turning to the regions on a constant currency basis, EMEA revenue increased nearly 11% with growth in both product and services. Latin America excluding the Brazil other business had a strong year with revenue growth of 12% and North America grew approximately 1%. Revenue from Asia Pacific declined by 9% which was driven by lower product volume in China. As we move to slide 13, financial self-service revenue in the fourth quarter decreased approximately 15% as reported and 8% on a constant currency basis. Service revenue increased 4% while product revenue decreased by 19%. For the full year financial self-service revenue increased 4% on a constant currency basis with mid-single-digit growth from both services and product. Looking at the regions in constant currency, Latin America increased approximately 16% as we enhanced our leadership position in the region. Revenue from EMEA increased nearly 11% with strong growth in both product and services. North America increased 2% comprised of service growth of nearly 4%, partially offset by a product revenue decline of 1%. Asia Pacific declined approximately 8% with a nearly 25% decline in product revenue partially offset by an 11% increase in service revenue. On slide 14 you can see the total security revenue for the fourth quarter decreased approximately 18% in constant currency. The decline was driven by a 7% decrease in physical security and a difficult compare from a significant electronic security project in Latin America in the prior year period. Looking at the full-year results, security revenue decreased approximately 4% in constant currency. Here again, the electronic security project in Latin America played a key role in the year-over-year decrease. Encouragingly, physical security has stabilized from prior year declines with approximately 80% of revenue now comprising of services. Looking at slide 15, as anticipated Brazil other declined $48 million in the fourth quarter. For the full-year Brazil other decreased approximately $207 million over the prior year, or $145 million in constant currency. On slide 16, total gross margin in the quarter increased 190 basis points to 28.7%. Service margin increased 240 basis points to 34.9% as we continue to improve productivity and utilization while shifting our mix towards higher value services. Product gross margin decreased 160 basis points to 19.9% primarily due to lower activity in Brazil and certain contractual provisions in Venezuela which benefited our 2014 results. For the full-year total gross margin increased 90 basis points to 27.3%, which benefited from service gross margin improvement of 150 basis points year-over-year. Product gross margin decreased a similar amount, primarily due to previously mentioned items in Brazil and Venezuela as well as the adverse impact of a $4.7 million inventory write-down in Brazil. Moving on to slide 17. Total operating expense in the quarter was 19.6% of revenue compared with 20.2% in the prior year period, with overall spend down approximately $37 million. The decrease in spend is a combination of the change in currency, as well as the results of our cost reduction plans inclusive of lower reinvestments. Turning to slide 18. We have realized approximately $75 million in net cost savings since the beginning of our Diebold 2.0 program in 2013. For the full year we delivered gross savings of $40 million with the majority coming through the service business. After reinvestments, we realized net program savings of $20 million for the year. As we transition to 2016 we are expecting to deliver an additional $15 million in net program savings from our prior investments with the majority of reinvestments now behind us. Turning to slide 19. Non-GAAP operating profit in the fourth quarter increased approximately $4 million from the prior year and our operating margin was 9.1%, due to continued improvements in our service business, reductions in operating expense, partially offset by FX headwinds. For 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

the year, non-GAAP operating margin decreased 30 basis points to 5.8% as our cost mitigation actions helped offset the headwinds faced from foreign currency in challenging environments in Brazil and China. FEBRUARY 11, 2016 / 1:30PM, DBD—Q4 2015 Diebold Inc Earnings Call Looking at operating profit in the fourth quarter as reported by segment on slide 20, North America decreased $7.5 million versus the prior year due to lower product volume from the cyclical nature of our national account business. Asia Pacific increased $0.9 million as cost actions across the region more than offset lower product volume in China. EMEA increased $3.9 million due to the improved service margins and lower operating expenses. In Latin America, operating profit decreased $13.6 million driven by Brazil other, the benefit in 2014 of certain contractual provisions in Venezuela, and FX headwinds. The global and corporate line improved $20.6 million reflecting our cost actions, in addition to favorable year-over-year reinvestment comps. Turning to the EPS reconciliation on slide 21, non-GAAP EPS was $0.78 for the quarter including discontinued operations. Non-GAAP EPS excludes restructuring charges of $0.04 and $0.20 of non routine items. During the quarter, the non-GAAP effective tax rate, including discontinued operations, came in at 5.8%. The decrease is attributable to the passage of the extenders legislation allowing for the recognition of a greater amount of foreign tax credits. For the year, non-GAAP EPS was $1.88 which included $0.24 from discontinued operations. As Andy outlined, we were able to absorb a number of one-off items throughout the year and still deliver solid earnings. This compares with $1.73 per share non-GAAP EPS in 2014. The non-GAAP effective tax rate, including discontinued operations, came at 16.9% compared with the approximate 21% guidance we previously provided with a lower tax rate attributable to the benefit of the passage of the extenders legislation. Moving on to slide 22. Our results in the quarter reflect a $145 million free cash flow including discontinued operations. This is well below our expectations and previous year performance, and we plan to make up for the shortfall in 2016. There are several factors that led to this result. First, during the quarter we completed transitioning several legacy pieces of our North America service systems to our new ERP platform. However, we experienced some transition challenges that impacted the timely issuance of service invoices and the corresponding cash collections. Secondly, we successfully transitioned thousands of competitive units to our North America services portfolio. However, this increased service inventory faster than we anticipated to facilitate this changeover. And finally, we saw a change in customer behavior from historical norms that resulted in lower prepay activity in China and North America. These items, in combination with the back end loaded nature of our quarter, resulted in the free cash flow shortfall. We have largely mitigated our systems and process issues and are focused on improving our working capital efficiency in 2016. Turning to slide 23, including the discontinued operations, DSO reflected an increase of 12 days to 54 days in the quarter versus the same period last year primarily due to the building issues in North America. Inventory turns decreased to 5.1 turns compared with 5.6 in the fourth quarter 2014, reflecting the impact of an increase in service parts related to the North America service business. Net debt, on slide 24 for the period was $292 million, an increase of $249 million from year-end 2014. The increase in net debt is largely attributable to our free cash flow performance as well as the acquisition of Phoenix, dividend payments and the impact of foreign currency. For the year, we were able to continue to efficiently access foreign cash of approximately $120 million which was up from approximately $100 million in 2014. Moving to slide 25, regarding our outlook for continuing operations. The company expects full-year 2016 revenue as reported to be relatively flat or up 2% to 4% in constant currency. We are now expecting a currency headwind around 3% for the full year. On a non-GAAP basis, earnings per share is expected to be approximately $1.55 to $1.70 with effective tax rate of approximately 28% for the full year. Looking at the businesses on a constant currency basis, FSS revenue is expected to be up 2% to 4%, security revenue is expected to be approximately flat for the year, and Brazil other revenue should be around $45 million for the year. The full-year outlook is supported by strong year end product backlog of $673 million which is up 4% as reported and up 11% in constant currency with double-digit increases in North America national accounts, EMEA and Latin America. Given the number of moving parts with our recent strategic actions, we thought it would be helpful to bridge our 2015 to 2016 non-GAAP EPS from continuing operations. If you normalize the tax rate at approximately 28% and account for lower net investment income and interest expense, tied to our cash mobilization strategies, our underlying earnings growth would be $0.25 to $0.40 per share. Thinking about this from a seasonality 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. 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FEBRUARY 11, 2016 / 1:30PM, DBD—Q4 2015 Diebold Inc Earnings Call standpoint, lower contribution from Asia Pacific, as well as a higher mix of large projects in the backlog, will have an impact on our quarterly earnings with these projects ramping as we progress through the year. The net result of these two items is a one-third, two-third earning split in the first and second half of the year. Finally, our free cash flow outlook is expected to exceed $150 million for the year primarily due to the change in our expected GAAP operating results and recovering the ground we lost in working capital in 2015. This outlook is inclusive of our identified restructuring and non-routine expenses, however does not include the cash tax impacts tied to the gain on the sale of our North America ES business nor the full effect related to the proposed Wincor business combination. With that, I will open up the call for questions. Q U E S T I O N S A N D A N S W E R S Operator (Operator Instructions). Gil Luria, Wedbush Securities. Gil Luria—Wedbush Securities—Analyst Thank you; good morning. First of all, I wanted to ask about the current run rate exposure to the BRIC countries. With the China product ramping down really to zero this year, and if you look at the China services run rate, what you still have in Brazil, and if there’s anything in Russia — what percent of revenue does that comprise now? And how does that compare to what those three countries added up to in, say, 2014? Chris Chapman—Diebold—SVP and CFO Gil, let me level-set here a little bit. If you look at 2015 first, excluding Brazil and excluding China, the Company would have grown on the top line about 5.5% in a constant currency basis. As we move into 2016 and look at those overall exposures, we have, as we have indicated, put into our guidance the impact of the Inspur transaction being complete roughly in the second quarter of the year; and so on a year-on-year basis, order of magnitude on the product side, that’s probably a $50 million to $60 million headwind on the product revenue that we have included into the overall guidance that we provided. So that’s the impact when we look at China year on year. And again we expect the service piece to continue to be growing. And obviously, with the nature of this transaction, we’re going to bring in the Inspur kiosk service revenue into our existing business as well, so that will actually give us a little bit of an increase. But that’s a much smaller base than what we currently have today. Looking at Brazil year on year, we have planned for fairly moderate performance in that operation, minus the Brazil other, where we have the $45 million in backlog which is tied to the floating business, which we received the order in the fourth quarter. Gil Luria—Wedbush Securities—Analyst But safe to say, that combined, they comprise less than 15% of your revenue in 2016? Chris Chapman—Diebold—SVP and CFO Correct. 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 11, 2016 / 1:30PM, DBD—Q4 2015 Diebold Inc Earnings CallGil Luria—Wedbush Securities—Analyst And then, Chris if you wouldn’t mind — the debt financing for the Wincor deal — could you walk us through where a couple of those different pieces of the terms are set, the prices are set, what your outlook is for being able to secure that debt in the terms that were decided upon or terms that are close to those? Chris Chapman—Diebold—SVP and CFO Yes. Let me give you just a couple of the high level pieces. But first, I would start off — whenever we entered into the transaction, based on the requirements up front, we had a “funds certain” requirement from a German perspective. And so, again, we locked in the entire structure with our banks up front, which essentially says that we have a max pricing structure and an interest rate structure that’s tied to that in the event that you can’t go out and utilize the high-yield market and you’ve got to have the bridge from the banks on that. But if you look at the major pieces here, we locked in, in the December timeframe when we announced that we have the first piece of the debt structure in place with our $520 million revolver and term A loan of $480 million. So that first $1 billion is in place. If you look at the implied interest on that, it’s basically LIBOR plus 200 currently; max exposure to go LIBOR plus 225. So that’s running somewhere 2.3% to 2.5%, depending on a couple of factors. If you look at the term B in terms of max pricing on that — again, if you went to the extreme on that, you would be looking at LIBOR plus 6 3/4, so maybe around 7.5% on that at a max. And then the last piece, the high yield, that market sitting somewhere in the 8% range today; and again it’s been a frothy market in that area. But if you look at that in terms of the structure we have in place, the max financing we would see on that would be 11%. So if you take all of that and you blend it all together, we’re looking at a blended interest rate, assuming market rates as of today and an access to the markets, of somewhere in the low 5% range. If you looked at this and looked at our debt agreements on the max structure, you’d be in the low 7% range from an interest standpoint. So again, that gives you a little bit of a mix of the pieces. Gil Luria—Wedbush Securities—Analyst Got it. Very helpful. They can very much. Operator Justin Bergner, Gabelli & Company. Justin Bergner—Gabelli & Company—Analyst Good morning, Andy. Good morning, Chris. I guess I wanted to start with the working capital challenges that affected the second half of the year. Would you be able to rank order or quantify the three different qualitative issues that you have highlighted that were affecting free cash flow and working capital? Chris Chapman—Diebold—SVP and CFO Yes. If you just walk down in terms of order of prominence: the total AR performance — you look at DSO up approximately 12 days over prior-year performance, you can do the quick math and every day is worth about $7 million, $7.5 million to us. If you look at that and the impact we had in North America — excuse me, that was roughly $60 million, $65 million impact in our overall AR balance. Performing at past levels and based on the mix of business in our payment terms that we should’ve performed at a higher level there. If you then 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 11, 2016 / 1:30PM, DBD—Q4 2015 Diebold Inc Earnings Call look at the prepay activity — the prepay activity across predominantly China and North America — that was roughly a $30 million impact year on year, and again there was a change in behaviors that we’ve seen there. China — obviously, that behavior, we don’t look at that coming back, andthat model is going to be changed forward. So again it’s a — that, we’ll just say, resets as we move forward. It won’t be a 2016 concern because the model has changed. And then the last item was really around $20 million to $25 million that it would call on the service inventory. And again, we’ve highlighted — it’s a good news-bad news. Again, we transitioned a significant amount of multi-vendor service units. But again, we have pretty stringent SLAs and we have fixed it right the first time type of expectation. So we probably over-rotated a little bit in the terms of the amount that we brought in, but I would say on the customer satisfaction side, we definitely scored very high marks there, but again, it was at the expense of our working capital and higher service parts levels. So that’s the major pieces there. Justin Bergner—Gabelli & Company—Analyst Okay thanks. That’s very helpful. Going back to the financing for Wincor, I guess it seemed at the time that Diebold was playing it somewhat conservative in terms of raising perhaps a bit more capital than an outsider looking in might think the Company needed. Were some of these working capital issues anticipated when you decided how much money to raise for the Wincor transaction? Or were these issues that really took you guys by surprise in the last quarter of the year? Chris Chapman—Diebold—SVP and CFO When we put our financing structure in place, again, there was a level of conservatism; but there was also a level of making sure that we have the capacity to operate and come out with zero on our revolver whenever we have the combination complete. These issues that came up — we’re not backward looking here; we clearly have line of sight to the corrective actions to take and we’re looking at getting the working capital back in order here pretty quickly as we progress throughout 2016. Justin Bergner—Gabelli & Company—Analyst Okay great. Thank you. And then one final question — with respect to 2016 guidance, you talked about the earnings split first half and second half. Could you maybe start talk about how the currency revenue developed throughout the year? Obviously, fourth-quarter revenue and orders looked fairly negative on constant currency basis but were lapping a harder comp. Just maybe if you could transition that into the cadence for 2016 organic revenue growth? Chris Chapman—Diebold—SVP and CFO Yes. I don’t have all of my constant currency by quarter right in front of me, but the main piece that I would outline is to say, as you come into the first quarter, one of the biggest year-over-year comp issues that we are going to have is the — it’s the overlap affect in Asia due to the China situation. So there, I would expect the revenue to be down just rough order of magnitude probably about $25 million in Asia. And you know with the fall-through of the overall profit that we have coming out of China, that profit probably about half of what it was last year. So that’s the biggest negative overlap. But that’s not a constant currency issue; that’s just really the change in the overall market. But I would say, first half, from a revenue standpoint is going to be slightly down on a constant currency just because of those issues and the way these big projects ramp up; and that will accelerate in terms of then our year-over-year performance in the third and fourth quarter with much better growth comps over prior year. 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 11, 2016 / 1:30PM, DBD—Q4 2015 Diebold Inc Earnings Call Justin Bergner—Gabelli & Company—Analyst Okay great. Thanks so much.Operator Joe Radigan, KeyBanc. Joe Radigan—KeyBanc Capital Markets—Analyst Thanks. Good morning. First, on the services gross margin — how much of the improvement, both the solid performance this quarter and then raising the target, is attributable to the electronic security piece being divested? And how much is it attributable to increased scale operational improvements mix? And how would you bucket those two pieces? Chris Chapman—Diebold—SVP and CFO Yes. First and foremost, when you look at the service gross margin improvement, ES in or ES out, if you’re looking at it with everything in, we have improved our service gross margins across every region sequentially from 2013 forward. There might be a little bit of a blip, but overall, every region has shown improvement in our service gross margins. And again, that’s the combination of the mix of services that we’re going after and that’s also the productivity side and really scaling our overall organization. So we see that benefit as we move forward. Whenever you pull the ES component out, you have a higher component of installation revenue in there from a service standpoint. So you see that our overall service margin profile increases after we’ve divested that. But again, that was just the weighting of installation services that they had in there, which came in at a little bit of a lower margin. Joe Radigan—KeyBanc Capital Markets—Analyst Okay, that’s helpful. And then with the Inspur JV, have you seen any signs — either preliminary conversations or any indications that you’ll be back in the game from the hardware side? What gives you confidence that this solution — you’ll now be considered local enough? And then, have you seen, or is there any risk on the service side of that by local initiative, or the fact that you have a service organization in country you think that alleviates that risk? Andy Mattes—Diebold—President and CEO Joe, this is Andy. Great questions. Let me just give you my sense. And I had a lot of conversations with folks after the press release went out. The move towards the joint venture with Inspur for us clearly is an offensive move into the Chinese market. By going into the minority, banks who would love to buy Diebold technology —and I’ve heard that from just about all the large banks in China: they would love to buy our product — will then be able again to buy Diebold technology. We will be able to combine Diebold technology with the non-cash technology that Inspur has. And they don’t report these numbers publicly, but I can tell you they are really solid double-digit growth rates behind their business. They run the largest cloud business in China. So we’re looking at offering cloud solutions around the financial services space through the joint venture for the large banks in China. And on top of it all, we will have the exclusive distribution rights of all the product, all the IT, all the innovation that we do in China for China, for the global market. And as you very well know, there’s many emerging markets that are akin to a Chinese requirement. So we are extremely bullish about it. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 11, 2016 / 1:30PM, DBD—Q4 2015 Diebold Inc Earnings Call Now, why does that not show up in our top line? It is just simple from an accounting point of view -the minute you go into a minority, you do not consolidate the numbers. Now to the second part of your question, and if — I know you already know that we are also having a second joint venture, a services joint venture, where Diebold has the majority. And Chris had outlined it in his remarks. We’re actually bringing all the service piece that Inspur has for their non-cash business into the services joint venture. We’ve been growing our services business in China last year despite all the buy-local stuff, and we see very clear line of sight to continued growth on the service side and expand that around our technology, Inspur’s technology, and all the cool new stuff that we’re going to do. And if you now top it all up, we’re taking our manufacturing site in Shanghai, put it into the joint venture —into the product joint venture — and the new joint venture will move it out of Shanghai into one of the hottest tax-free zones in China. So we should also see another benefit for product competitiveness by being able to produce in a more cost-competitive environment in China. I’m extremely excited about the opportunity. And the great thing about Inspur is they know how to deal with Western companies. They have worked with Microsoft in the past. They are in the process of doing a joint venture with Cisco around the server business. We are lined up with a Class A Chinese player that is extremely gung ho about the business opportunities. Joe Radigan—KeyBanc Capital Markets—Analyst Great. Thanks, Andy. Thanks, Chris. Operator Matt Summerville, Alembic Global Advisors. Matt Summerville—Alembic Global Advisors—Analyst Good morning. A couple of questions. First, constant currency expectations for the ATM business, up 2% to 4% — can you talk more specifically regionally how that stacks up around the 2% to 4%? And if you can delineate a little more on product versus services, that would be helpful as well — again, around that 2% to 4%? Andy Mattes—Diebold—President and CEO Let me give you a little color map on where I see the regions going and Chris will chime in with the numbers. The biggest growth area: first and foremost, EMEA, where our products and our services are extremely well-received — especially the MEA part, very encouraging. And all the investments that we have made in 2015 in building out our sales and service infrastructure are paying off, and we can see it in our pipeline. We can see it in our activity, our technology, our NextGen technology very well-received. So very strong in EMEA. And the second biggest driver is going to be North America. On both sides of the pond, the trend towards branch transformation, towards saving costs, to higher automation, is extremely prevalent and we see that in just about every conversation that we have. Third, I would say Latin America — Spanish-speaking side of Latin America — has been red hot all through 2015. We expect that to continue in 2016. We talked about Brazil; we are very conservative in our Brazilian outlook. But we do see upside in the private banking sector in Brazil. The drag is going to be Asia, as Chris outlined earlier. Matt Summerville—Alembic Global Advisors—Analyst Great. And then just one follow up. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 11, 2016 / 1:30PM, DBD—Q4 2015 Diebold Inc Earnings Call You mentioned — or I think Chris did — in your slide 25, the $0.40 of — I will call it core improvement. What are the major buckets driving that $0.25 to $0.40? And then what defines the high end versus the low end of that range, if you will?Chris Chapman—Diebold—SVP and CFO I would say the major buckets, if you just think about it across, from a geographic standpoint — number one, continued underlying improvement in North America, as we’ve highlighted. Very large national account bank backlog coming into the year. Nice growth there and so delivering on that, that’s one. Number two, getting the full-year benefit of having the multi vendor service revenue streams in place as that was ramping up last year. And then, number three, looking at the drag, for lack of a better term, that we had from Brazil. Obviously, we are not looking at that same level of repeat year on year. And so again we also see a little bit more tepid growth that we’ve outlined right now in Europe. But again, still looking to expand in that overall market from a profitability view year over year. Again, some of that’s just a mix of the deals that we have coming through. And then Asia — when we look at it being a little bit of the drag that we’ve talked about year on year, with that really being more pronounced in Q1, Q2 where we’ll see that tough year-over-year comp. Matt Summerville—Alembic Global Advisors—Analyst Great. Thanks a lot. Operator Joan Tong, Sidoti & Company. Joan Tong—Sidoti & Company—Analyst Good morning. A couple of questions. It looks like you guys signed another $50 million in multi-vendor managed service business during the quarter. Andy, can you just give us a sense of the pipeline? How you’re looking at that, going into 2016? Andy Mattes—Diebold—President and CEO Multi-vendor and managed services pipeline — extremely strong both in North America as well as in EMEA. Actually, in EMEA we see more and more exploratory conversations around full outsourcing. As you know, some of the banks are struggling with their cost positions. So we see all the investment that we’ve made in 2015 to pay off in 2016. We expect to continue growth in that area and we continue to take share in the multi-vendor services space. The thing that was really key for us was that we were able to ramp — I mean, we ramped nearly 8,000 units since August without a hiccup, and we got unanimous feedback from all the large accounts that these non-Diebold units never ran better than since we’ve got them under our service management. And that is a great endorsement and now it’s a scale game that will help us drive the business from a volume point of view as well as from a profitability point of view. Joan Tong—Sidoti & Company—Analyst Very good. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 11, 2016 / 1:30PM, DBD—Q4 2015 Diebold Inc Earnings Call And then, I think, Andy, you mentioned that there was a software transaction with a regional bank in North America during the quarter. Can you just give it a sense on how the regional bank activities in North America — it seems like one of your largest competitors is talking about there’s really robust activity in that particular segment? Maybe like a quick update?robust activity in that particular segment? Maybe like a quick update? Andy Mattes—Diebold—President and CEO Absolutely. So the regional banks have been somewhat slow in 2015. The investment on new technology, as always, starts with the top banks and it goes down. And we’ve seen that with all the top four or five banks and as witnessed with a large deal that we got in Q4. Regional bank activity is starting to pick up, especially in the branch transformation space. We actually won three software deals with Phoenix. The encouraging thing is, two were with existing accounts, one was a new logo. And the exciting thing was, we were actually able to add 12 new logos to our regional bank portfolio in 2015, so we’re expanding our market share in that space. Joan Tong—Sidoti & Company—Analyst Very good. And then I have a question regarding the pending acquisition. You guys are going through the hurdles to proceed to closing on these transactions on the regulatory side and the tender offer and then the financing side. I’m just wondering what types of pre-integration work, if there is any, is in progress with Wincor that you are performing right now? Andy Mattes—Diebold—President and CEO Joan, that’s a great question. Two things. First of all, we’re doing all the homework items exactly the way that we said we would; and they’re coming through exactly as we’ve predicted. Getting both the BaFin and the SEC clearance — that was a lot of work. We’re really excited we got those out. We are really excited the tender offer is out. And, by the way, today Wincor Nixdorf has already announced their recommendation to their shareholders that they wholeheartedly support the deal and they are excited about the combination. So, yes, another milestone that we have passed. On the planning side, two sides of the story. Of course, we still have to be competitors in the market and we definitely adhere to that. But by the same token, the collaborative spirit in which we did the business combination agreement has even grown to new heights and the planning teams are working very well together. It’s all set up in a clean room exercise. And we have two solid teams on both sides who spend solid amounts of time on how we are going to run the business, what’s the business model, where are we going to go, what are the potential synergy areas — making sure that when we hit the day X +1 we know exactly who is going to do what, who’s going to take care of which account, what’s the product road map, where are the low hanging fruits and how can we reach those synergies sooner and faster. And while I’m not at liberty to disclose clean room information, I can tell you the spirit in these rooms — and I’m only allowed to be in there for certain pieces of information — but every time I leave the meeting, I leave more excited than when I walked into the room. It’s a great atmosphere and we’re getting so much work done that I know we will hit the deck running on day X +1. Joan Tong—Sidoti & Company—Analyst Thank you for the update, Andy. And then my final question is for Chris, regarding the cash flow. With so many moving parts now, the working capital needs and some of the collection issues that we had this quarter may be going into 2016. Are you still comfortable with that $700 million cash, I think $2.3 billion in debt, at the close of the deal? I think it would be a guidance that you provided in the past. 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 11, 2016 / 1:30PM, DBD—Q4 2015 Diebold Inc Earnings Call Chris Chapman—Diebold—SVP and CFOYes. We’re still comfortable with that. And again, looking at the combined companies and putting everything together, still very comfortable with that. And again, looking to address the working capital issues here in the first half of the year. So that’s still a pretty good proxy. Joan Tong—Sidoti & Company—Analyst Okay. Great. Thank you so much. Operator (Operator Instructions) Kartik Mehta, Northcoast Research. Kartik Mehta—Northcoast Research—Analyst Hey, good morning. Chris, I just want to get your thoughts on the confidence in free cash flow for 2016? Why do you believe the trends can turn around? And how quickly you believe that those trends will show up? Chris Chapman—Diebold—SVP and CFO Well, first — and again, not to make a flippant comment on this — but we’re not looking to roll out another ERP in the fourth quarter of 2016. So from that perspective, it did create some challenges. I am not going to go backwards on that; and again we’ve addressed it as we move forward. If you look at our historical performance, if you look at our collection activity, we don’t have major write-offs. We don’t have major negative activity. And we follow a pretty typical pattern and we’re looking for that pattern to recur next year. And again, on the inventory side, we took the hit once, we will continue to get better year on year and drive that back down to our typical turn level. And so again, some of those are — I look at them as one-off in nature. If you look at our historical performance and the activities that we’re going to be driving, we’re going to get that back on track and perform at our historical levels. So very confident that we’re going to address that and move forward. Kartik Mehta—Northcoast Research—Analyst And Chris, as you look at the Wincor financing— let’s say, a time you have to get to the high-yield market, something unexpected happens, you cannot get all the $500 million. Are there contingency plans that you could drop onto, so that the acquisition could close and you can finance it? Chris Chapman—Diebold—SVP and CFO Correct. Yes. We have the bridge option with the banks for the $500 million if the high-yield market is not accessible. And again, that’s where it would be capped at the higher rate that I talked about earlier. 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 11, 2016 / 1:30PM, DBD—Q4 2015 Diebold Inc Earnings Call Kartik Mehta—Northcoast Research—Analyst And then, Andy, just a last question.As I listened to your comments on where you think the market is growing, it seems like it is in EMEA, it is in North America, rather than some of the emerging markets. Now how do you see yourself positioned in those markets today? And maybe after you close the Wincor acquisition, in terms of benefiting from some of these trends that are happening in the marketplace? Andy Mattes—Diebold—President and CEO Kartik, I feel really good about where we are. We’ve got two great teams, both in North America as well as in EMEA. Our European team has done a spectacular job over the last 24 months and they are extremely excited about 2016. Having said that, once we combine with Wincor Nixdorf we then have an even broader springboard to jump from, and we have an even better opportunity to take advantage of the opportunities that present themselves in the EMEA market. In our North American business, as I said earlier, extremely strong, good pipeline, good conversations. The branch transformation automation trend on both of sides of the Atlantic being the major driver behind it. Kartik Mehta—Northcoast Research—Analyst Thank you. Appreciate it. Operator Saliq Khan, Imperial Capital. Saliq Khan—Imperial Capital—Analyst Great. Thank you. Hey, Andy. Hey, Chris. A couple questions for you. For the first time your team was at the National Retail Federation Conference here in New York, and you showcased a new mobile-enabled self-checkout concept for the retail market. Now, Andy, I believe this is consistent with your view of becoming a much bigger player within the software and services side of the business. Could you talk about how does this impact your overall total market availability and the financial projections for the second half of 2016 and as you guys have been leading into 2017? Andy Mattes—Diebold—President and CEO Well, Saliq, thanks for the question. When you look at the software side of the house, it’s all around omni-channel. It’s all around software-enabled transactions. And we’re putting a lot of R&D and a lot of innovation into that space. And the interesting piece is that you cannot only use it for the financial services side of the house, you can also use it on the retail side because, needless to say, omni-channel hits on both sides of the equation where the consumers do their transactions. I wouldn’t go as far as saying this increases our TAM at this point in time, because we’re still very early in the process. But it gives us an opportunity to drive omni-channel pilot in use cases in environments that are not quite as heavily regulated as the banking environment, which will actually help us to get real-life feedback and input, which will help us to expedite innovation cycles. And that’s the piece we are really after and that we’re most excited about it. And there’s opportunity on the software space, especially if you take a look at all the opportunities that you have on the marketing aspect around our multi-vendor software. 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 11, 2016 / 1:30PM, DBD—Q4 2015 Diebold Inc Earnings Call Saliq Khan—Imperial Capital—AnalystA question I have for you is that, during the quarter you guys had noted you won large contract for about 1,500 Diebold ATMs, the installation of it. One of the things that we have seen JP Morgan do and start doing, at least here New York City, is they are using a Asian ATM provider. What do you think they could be thinking? And how do you go about winning contracts away from the competitors who may be providing better economics? Andy Mattes—Diebold—President and CEO I’m sorry. I did not get the question. Say again. Saliq Khan—Imperial Capital—Analyst The 1,500 Diebold ATMs installation that you guys had recently announced — one of the things that we have seen JP Morgan, at least, do here in New York City is upgrade the current ATMs. However, they are going with an Asian ATM provider. What do you think they could be thinking? And how do you guys go about winning contracts away from the competitors who may be providing better economics? Andy Mattes—Diebold—President and CEO Very simple. What we did in Money 20/20, the work we did with Citi — that’s the key to this. It’s all around innovation. We were the first vendor to introduce biometrics, iris scans, into the equation. We’re working with every one of the top five banks in this country around innovative solutions, and we’re getting a lot of interest from all of the top banks on partnering with Diebold in order to roll out new technologies. So the clear differentiator is innovation, part one; quality of service, part two; and uptime availability as part three. And it’s a very powerful three-legged stool that we have here and it resonates extremely well with the customers. And you can see that. You can see it in our backlog. Most of our wins in the second half of 2015 were in the national account space in North America and we actually expect that to continue into 2016. The top banks are spending furious dollars to innovate. They are going to market to innovate the way they connect with the customers to drive software-enabled solutions, and we’re definitely participating in that investment. Saliq Khan—Imperial Capital—Analyst Got it. And then the last question I got, then I guess I will have to hop back in the queue. On the product gross margins side for the year, it was down a little bit. And we attribute that partially to the geographic mix. Are you seeing any mid- to long-term pricing pressure which could impact your current strategy or the way that you innovate? Andy Mattes—Diebold—President and CEO No. The hardware side of the business does what all hardware does in the IT space — it continues to be under pressure. You see roughly a — depending on where you are in the configurations, which country, you’re looking at a 3% to 5% pricing pressure every year. It’s our job to make up for that through design to cost measures. Our NextGen technology platform gives us a big opportunity to fight that. But it is a continuous race, and if you take a look at the chart that was in my opening remarks, you can see that we’ve forecasted product margins to be around flattish, which says we are very confident that we can keep up with this commoditization race and price pressure, but by the same token we want to be cautious on our outlook not to get ahead of our skis because one year we had a technology advantage — and you got to have it every year to make sure you get a consistent thing going here. 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FEBRUARY 11, 2016 / 1:30PM, DBD—Q4 2015 Diebold Inc Earnings Call Saliq Khan—Imperial Capital—Analyst Great. Thank you guys.Steve Virostek—Diebold—VP and Chief Communications Officer Okay. That looks like no more questions in the queue. I want to thank everyone for joining us today on our fourth-quarter earnings call. If you have questions please call the Investor Relations number or send us an email. Thanks very much. Operator This does conclude today’s conference. We thank you for your participation. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2016, Thomson Reuters. All Rights Reserved. 5910986-2016-02-12T17:11:12.847 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervsiory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.